UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13a-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REGENXBIO Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

75901B107

(CUSIP Number of Class of Securities)

Curran Simpson

President and Chief Executive Officer

REGENXBIO Inc.

9804 Medical Center Drive

Rockville, Maryland 20850

(240) 552-8181

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With Copies to:

Patrick J. Christmas Executive Vice President, Chief Strategy and Legal Officer REGENXBIO Inc. 9804 Medical Center Drive Rockville, Maryland 20850 (240) 552-8181	Kerry Shannon Burke Matthew C. Franker Covington & Burling LLP One CityCenter 850 Tenth Street N.W. Washington, D.C. 20001 (202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” and in the Offer to Exchange Eligible Options for Replacement Options, dated June 3, 2026 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

REGENXBIO Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 9804 Medical Center Drive, Rockville, MD 20850 and the telephone number of its principal executive offices is (240) 552-8181.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain non-executive employee optionholders (“Eligible Holders”), subject to specified conditions, to exchange some or all of their eligible outstanding options to purchase shares of common stock, par value $0.0001 per share (the “Common Stock”), for replacement options to purchase shares of the Company’s Common Stock (the “Option Exchange”). Executive officers, employees having the title President or Executive Vice President, and members of the Company’s board of directors are not eligible to participate in this offer.

An outstanding option is eligible for exchange (an “Eligible Option”) if it is held by an Eligible Holder, was granted under the Company’s 2015 Equity Incentive Plan (the “2015 Equity Plan”), has a grant date prior to July 1, 2024 (or, if the Option Exchange is extended, the date that is two years prior to the end of the Option Exchange) and has an exercise price per share equal to or greater than $18.00. As of May 27, 2026, there were Eligible Options to purchase 2,915,945 shares of Common Stock outstanding.

Pursuant to the Offer to Exchange, in exchange for the tender and cancellation of Eligible Options, the Company will grant replacement options (each, a “Replacement Option”) under the Company's 2025 Equity Incentive Plan (the “2025 Equity Plan”). The total number of shares of Common Stock underlying a Replacement Option with respect to an exchanged Eligible Option will be determined by dividing the number of shares of Common Stock underlying the exchanged Eligible Option by the applicable exchange ratio and rounding down to the nearest whole share, subject to the terms and conditions described in the Offer to Exchange and in the related accompanying Terms of Election, the form of which is attached hereto as Exhibit (a)(1)(E).

The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Offer Expiration Date”), Section 5 (“Acceptance of Options for Exchange; Grant of Replacement Options”) and Section 7 (“Price Range of Common Stock Underlying the Options”) of the Offering Memorandum for the Offer to Exchange Eligible Options for Replacement Options contained in the Offer to Exchange (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Common Stock Underlying the Options”) of the Offering Memorandum is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

REGENXBIO Inc.

9804 Medical Center Drive

Rockville, MD 20850

The executive officers and directors of the Company are set forth below:

Executive Officers	Title
Curran Simpson	President, Chief Executive Officer and Director
Mitchell Chan	Executive Vice President, Chief Financial Officer and Treasurer
Steve Pakola, M.D.	Executive Vice President, Chief Medical Officer
Patrick J. Christmas	Executive Vice President, Chief Strategy and Legal Officer
Craig Malzahn	Executive Vice President, Product Development and Chief Technology Officer

Non-employee Directors
Kenneth T. Mills	Chairman of the Board
Jean Bennett, M.D., Ph.D.	Director
Allan M. Fox	Director
Alexandra Glucksmann, Ph.D.	Director
A.N. “Jerry” Karabelas, Ph.D.	Director
George Migausky	Director
David C. Stump, M.D.	Director
Daniel Tassé	Director
Jennifer Zachary	Director

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet” and the information set forth in the Offering Memorandum under Section 1 (“Eligibility; Number of Options; Offer Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange; Grant of Replacement Options”), Section 6 (“Conditions of this Offer”), Section 9 (“Information Concerning REGENXBIO”), Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Agreements; Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibits (d)(1) through (d)(7) also contain information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of this Offer”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Options for Exchange; Grant of Replacement Options”) and Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of this Offer”) of the Offering Memorandum is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of this Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth under Section 9 (“Information Concerning REGENXBIO”) and Section 16 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
(2)
The information set forth under Section 12 (“Agreements; Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.
(3)
Not applicable.
(4)
Not applicable.
(5)
Not applicable.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options, dated June 3, 2026

(a)(1)(B)	Communication to Employees from Chief People Officer, sent on June 3, 2026

(a)(1)(C)	Form of Announcement Email

(a)(1)(D)	Terms of Election

(a)(1)(E)	Form of Confirmation Email

(a)(1)(F)	Form of Reminder Email

(a)(1)(G)	Screenshots of Option Exchange Website

(a)(1)(H)	Option Exchange Frequently Asked Questions

(a)(1)(I)	Employee Presentation

(b)	Not applicable

(d)(1)	2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1/A (File No. 333-206430) filed with the SEC on September 15, 2015)

(d)(2)

Form of Restricted Stock Unit Award Agreement for the 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K (File No. 001-37553) filed with the SEC on March 1, 2021)

(d)(3)

Form of Stock Option Award Agreement for the 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-K (File No. 001-37553) filed with the SEC on March 1, 2021)

(d)(4)	REGENXBIO Inc. 2025 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 (File No. 333-288040) filed with the SEC on June 13, 2025)

(d)(5)

Form of Restricted Stock Unit Award Agreement for the 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q (File No. 001-37553) filed with the SEC on August 7, 2025)

(d)(6)

Form of Stock Option Award Agreement for the 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q (File No. 001-37553) filed with the SEC on August 7, 2025)

(d)(7)	2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1/A (File No. 333-206430) filed with the SEC on September 8, 2015)

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REGENXBIO INC.

Date:	June 3, 2026	By:	/s/ Curran Simpson
President and Chief Executive Officer